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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTER-DEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                          WESTERN COUNTRY CLUBS, INC.
                 (Exact name of issuer as specified in charter)

                        1601 N.W. Expressway, Suite 1610
                         Oklahoma City, Oklahoma 73118
                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (405) 848-0996

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security:   Common Stock, $.01 par value.

2. Number of shares outstanding before the changes:  3,477,264 shares.

3. Number of shares outstanding after the changes:  3,634,722 shares.

4. Effective date of change: Reflects aggregate changes from February 1995 through August 1996.

5. Method of Change: shares no longer subject to rescission, shares repurchased by Issuer and shares issued by Issuer for services or option exercises.

Give brief description of transactions: Number of outstanding shares increased by 116,667 shares that were no longer subject to rescission after February 1995; decreased by 700,000 shares repurchased by Issuer in March 1995; increased in 1995 by 23,791 shares issued for services and by 27,000 shares issued pursuant to option exercises; and increased in July and August 1996 by 175,200 shares issued for services.

                          II. CHANGE IN NAME OF ISSUER

Not Applicable.

Date May 22, 1997                       WESTERN COUNTRY CLUBS, INC.



                                        By:  /s/ J. E. BLACKETER
                                            ------------------------------------
                                            James E. Blacketer, President